70
אפריקה ישראל

RECEIVED

05010420

July 31, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549

SUPPL

Re: Africa-Israel Investments Ltd.
<u>Exemptive No. 82-34865</u>

Ladies and Gentlemen:

Enclosed for submission on behalf of Africa-Israel Investments Ltd. are English translations of Immediate Reports to the Tel-Aviv Stock Exchange.

Please acknowledge receipt of the enclosed documents by date stamping the enclosed copy of this letter and returning it to us in the envelope provided.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Sincerely yours,
Jacques Zimmerman
Jacques Zimmerman, Adv
Corporate Secretary
Africa Israel Investments Ltd. Group

dlw 8/16

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD **T049**
Registry Number 520005067 **Public**
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date: 05/07/2005
Ref: 2005-01-051297

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON RESULTS OF MEETING FOR APPROVAL OF A CONTROLLING SHAREHOLDER TRANSACTION AND/OR APPROVAL OF A PRIVATE OFFERING

Pursuant to Regulation 13 of the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761 – 2001 or Regulation 22 of the Securities Regulations (Private Offering of Securities in a Registered Company), 5660 – 2000
Any additional items on the agenda of the meeting should be published in Clause 3

1. The following are the results of the general meeting convened on *July 5, 200:*

2.

1.

Type of transaction: *Other*

Joint venture of the Company and a controlling shareholder therein with a 3rd party

Gist of draft resolution: *1. To approve the contractual engagement of Leviev Boymelgreen of Nevada LLC (hereafter: "the holding company"), a company owned by Al Nevada Holdings, Inc, company registered in Nevada, USA, wholly owned by the Company (hereafter: "the subsidiary"), Boymelgreen Family of Nevada, LLC, a company registered in Nevada, USA, controlled by the Yeshayahu Boymelgreen family (hereafter: "Boymelgreen's company") and LGC USA Investments, Inc, a company registered in Delaware, USA, controlled by Mr. Lev Leviev, controlling shareholder in the Company (hereafter: "Leviev's company"), in a transaction for the acquisition of one sixth of the rights in Metroflag LLC, BP, a foreign company registered in Nevada, at a consideration of US $ 20 million; in such a way that following closure of this transaction, the holding company will hold half the rights in that company. In that context, to approve the joinder of the holding company to an amendment to an operating agreement in relation to that company, thus adapting it to cover the acquisition of the additional rights (hereafter: "revision of the Metroflag2 transaction").*

2. To approve the holding company's contractual engagement in a transaction for the acquisition of half the rights in Metroflag Polo, LLC, a foreign company registered in Nevada, at a consideration of approximately US $ 30 million, and the assumption of existing liabilities in connection with that company amounting to approximately US $ 25 million, and, in that context, to approve the holding company's contractual engagement in an operation agreement in relation to that company (hereafter: "the Metroflag5 transaction"). *3. Subject to the aforesaid and further to the resolution of the general meeting as of January 14, 2005, to approve the participation of the holding company in investments in the development of the various real estate assets in which the holding company (through investee corporations) has acquired rights in the area of the Las Vegas Boulevard (both pursuant to a resolution as of February 14, 2004 and pursuant to the resolutions per sub-paragraphs 1.1 and 1.2 aforesaid), in an overall investment volume of up to approximately US $ 4.5 billion (of which the share of the subsidiary will amount to a sum of up to approximately US $ 742.5 million) (hereafter, jointly: "the resolution").*
The meeting resolved: *To approve* Quantity of shares participating in the vote: *34,865,431* Quantity of shares voting in favour: *34,806,070* Quantity of shares voting against: *59,361* Ratio of opposing votes to total voting shares: *0.17%* Ratio of votes in favour of approving the transaction of out total voters not holding a personal interest in the transaction: *98.79%* Ratio of opposed votes not being parties at interest in the transaction, out of total voting rights in the Company: *0.13%*

3. The meeting's resolutions concerning other topics on its agenda:

____

4. This report is filed further to the following reports:

Report	Publication date	Reference number

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 03/07/2005

Electronic reporting party's name: Cohen-Nissan Ronit; Office: Controller
4 Derech Hachoresh Yehud 56470, Tel: 03-5393592, Fax: 03-5393503 E-mail: ronitn@africa-israel.com

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the
Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T094
Public

Transmission date:
11/07/2005
Ref: 2005-01-027118

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON SENIOR OFFICE HOLDER HAVING CEASED TO HOLD OFFICE

Regulation 34(D) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970
Explanation: Pursuant to Regulation 34(D) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970, a Table of Organization of Senior Office Holders per Form T097 is to be filed in conjunction with the submission of this form.

1. First name: *David*
Name of corporation/surname *Freidman*
Type of identity number: *Identity card number*
Identity number: *30418438*
Citizenship / country of incorporation or registration:
Private individual with Israel citizenship
Country of citizenship/incorporation or registration: ___________

2. Office Subject has ceased to hold:

1	*Director*	________

Explanation: The following particulars should be entered if Subject has ceased to hold office as a director appointed on behalf of a corporation being a director

Name of director corporation having appointed the individual: ____________
Type of identity number: ____________
Identity number: ____________
Citizenship/country of incorporation or registration: ____________
Country of citizenship / incorporation or registration: ____________

3. Date on which Subject ceased or will cease to hold office: 1*11/07/2005* Date of first assuming office: *29/01/1997*

4. To the best of the corporation's knowledge, the resignation: *Does not involve* circumstances that ought to be brought to the attention of holders of the corporation's securities.

Explanation: If the resignation involves circumstances that ought to be brought to the attention of holders of the corporation's securities, give details.

5. Mode of termination of office: *Resignation*

---

6. Corporate office still held by Subject: _________

Explanation: If Subject continues to serve as electronic signatory, a report should be simultaneously filed on Form T300.

7. Will the senior office holder continue, post-retirement, to be:

A. A party at interest *No*

B. A senior office holder *No*

If so, give details

---

8. Does the resigning director possess accountancy and financial skill (within the meaning thereof in the Authority's Guideline pursuant to Section 36A of the Securities Law, 5728 – 1968): *Yes*

9. The following is the wording of a notice of resignation by an external director, giving reasons for the resignation.

Explanation: *To be filled in only in case of the resignation of an external director.*

10. Date and time at which the corporation first learned of the event or matter subject of the report: *11/07/2005* at *12:00 hours.*

Explanation: if Subject ceased to serve as electronic signatory, a report should simultaneously be filed on Form T301.

Reference number of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 03/07/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T097
Public

Transmission date: 13/07/2005
Ref: 2005-01-052143

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON SENIOR OFFICE HOLDERS' NOMINAL ROLL

Regulation 34(D) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970
Please note that the definition of a senior office holder per the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970, also includes, inter alia, a director

The following is a nominal roll of senior office holders and alternate directors in the corporation as of July 11, 2005

Name	Type of identity number	Identity number	Office
Lev Leviev	Identity card number	14224497	Chairman of the Board of Directors
Shmuel Sussman	Identity card number	7481344	Director
Chaim Erez	Identity card number	09415142	Director
Itzhak Forem	Identity card number	30583496	Director
Rachel Bolton	Identity card number	50077197	External director
Avraham Asheri	Identity card number	954768	External director
Pinchas Cohen	Identity card number	050594365	CEO
Avraham Meron	Identity card number	07140973	Senior VP Finance and Accounting Other
Avraham Nota	Identity card number	010941342	VP Business Development Other
Binyamin Cohen	Identity card number	72541634	Director of Shopping Malls Division Other
Yosef Levin	Identity card number	014359269	Director of Revenue Producing Properties Division Other
Yoram Keren	Identity card number	005558721	Director of Housing Division Other
Mordechai Leibovich	Identity card number	56601396	Head of Department of Finance and Accounting Other
Jacques Zimmerman	Identity card number	011829090	Company Secretary Other

Name	Type of identity number	Identity number	Office
Uriel Azran	Identity card number	57898876	Chief Internal Auditor ______
Ronit Cohen-Nissan	Identity card number	24218257	Comptroler ______
Eitan Haber	Identity card number	008156838	Director ______
Avi Zeldman	Identity card number	0575919	Director ______
Shmuel Shkedi	Identity card number	01093913	Director ______

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 11/07/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: jacques@africa-israel.com